Exhibit 99.1

NEWS RELEASE

Endeavour Silver Releases Updated NI 43-101 Reserve/Resource Estimates:
Silver-Equivalent Reserves/Resources Increase 24% Over Last Year

Vancouver, Canada - March 23, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Alternext) announced today the updated NI 43-101 reserve and resource estimates to December 31, 2008 for its two producing silver mines in Mexico (the Guanacevi mine in Durango State and the Guanajuato mine in Guanajuato State) and one exploration project (the Parral project in Chihuahua State).

Highlights of the new estimates include sharp increases in both indicated and inferred silver resources at all three properties as a result of the successful exploration drilling programs conducted in 2008.  Total silver-equivalent reserves and resources rose 24% compared to one year ago, after consideration for replacing the reserves depleted by mining in 2008 (assuming a 75:1 silver:gold ratio for the silver equivalents based on gold/silver prices in December 2008, not including any base metals as equivalents).

Proven and probable reserves now total 7.8 million ounces (oz) silver (9.6 million oz silver-equivalents), indicated resources increased to 19.5 million oz silver (26.1 million oz silver-equivalents) and inferred resources climbed to 19.5 million oz silver (26.6 million oz silver-equivalents) as shown in the table below.

Godfrey Walton, President and COO, commented, “Last year, we put additional focus on exploration and successfully met our goal of substantially increasing the indicated and inferred silver resources at both Guanacevi and Guanajuato. We also made several new discoveries in both the San Pedro area of Guanacevi and the Bolanitos area of Guanajuato.  This year, we have turned our attention back to boosting the reserves and production at our two operating silver mines in Mexico as part of our plan to grow the production at both operations by almost double over the next two to three years.”

In 2008, Endeavour’s exploration drilling programs focused on increasing its silver resources at the Guanacevi and Guanajuato mine-sites by step-out drilling from the previously outlined resource areas, and by drill testing new silver targets developed by our exploration team on other Endeavour properties within the two mining districts.

At Guanacevi, new silver resources were added to three ore-bodies within the Santa Cruz vein system, North Porvenir, Santa Cruz and Alex Breccia, all of which are located close to the operating Porvenir mine and all of which are now in development for production in 2009.  Alex Breccia and Santa Cruz are poly-metallic ores that are being processed through the newly refurbished flotation circuit at the Guanacevi plant in order to recover the by-product lead and zinc.

In the San Pedro area north of Guanacevi, initial resources were outlined near the historic Noche Buena and Milache-Veronica-La Blanca mine areas.  Additional exploration work is planned for 2009 in order to continue growing the resources in these areas. Click here to see the 2009 exploration program details: http://www.edrsilver.com/s/NewsReleases.asp?ReportID=337819.

At Guanajuato, new silver resources were added in the Veta Madre and La Luz vein systems near the operating Cebada and Bolanitos mines.  North of Cebada, initial resources were expanded in the 3785 mineralized zone and in the Bolanitos area, new resources were outlined in the Bolanitos, Lucero, San Jose, Soledad, Perquitas and San Francisco veins.  Additional exploration work is planned for 2009 in order to continue growing the resources in these areas.

The new Lucero and San Jose discoveries in particular stand out because management was able to move them from exploration last September to development in November to initial production in January, 2009.  Subsequent to the resource estimate at year-end, mine development in the Lucero and San Jose veins has progressed well beyond the edges of the new resource blocks and continues to define new high grade extensions to these mineralized zones.  Mineralization in the current mine face of the Lucero South Sill averages 2.4 meters (m) wide grading 689 grams per tonne (gpt) silver and 7.35 gpt gold.  All development muck is being sent to the Guanajuato plant for processing.

In addition, Endeavour confirmed and expanded the poly-metallic resources on the El Cometa property, part of the Parral exploration project, through in-fill drilling.  Although zinc and lead appear to be approximately equal in value to silver and gold in the recently discovered Cometa mineralized zone, the base metals have been treated as by-product credits rather than silver-equivalents for the purposes of the Company’s silver resource estimate.

The updated reserves and resources are shown in the table below:
	Reserves and Resources (as of Dec 31, 2008)
Reserves Proven & Probable
Description	Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz
Proven
Guanacevi	57,000	361	0.49	398	661,600	900	729,100
Total Proven	57,000	361	0.49	398	661,600	900	729,100
Probable
Guanacevi	478,000	352	0.49	389	5,410,200	7,500	5,972,700
Guanajuato	214,000	251	2.20	416	1,727,100	15,100	2,859,600
Total Probable	692,000	321	1.02	397	7,137,300	22,600	8,832,300
Total Proven & Probable	749,000	324	0.98	397	7,798,900	23,500	9,561,400

*Cut-off grade for Proven & Probable Resources for Guanacevi is 270g/t Ag for Porvenir and 230 g/t Ag-Equivalent for Guanajuato
**Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD$12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies

Resources Indicated
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz
Resources Indicated
	Guanacevi	1,710,000	290	0.53	330	15,957,900	28,900	18,125,400
	Guanajuato	288,000	202	1.60	322	1,872,700	14,800	2,982,700
Total Indicated		1,998,000	278	0.68	329	17,830,600	43,700	21,108,100

Resources Inferred
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz
	Guanacevi	1,563,000	240	0.37	268	12,069,800	18,800	13,479,800
	Guanajuato	782,000	229	2.00	379	5,751,000	50,300	9,523,500
Total Inferred		2,345,000	236	0.92	305	17,820,800	69,100	23,003,300

*Cut-off grade for Indicated & Inferred Resources for Guanacevi is 200g/t Ag for Porvenir and 100 g/t Ag for Alex Breccia, Santa Cruz, Porvenir Dos and Noche Buena.
**Cut-off grade for Indicated & Inferred Resources for Guanajuato is 200 g/t Ag-Equivalent
***Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD $12 per ounce of silver and US$900 per ounce      of gold, no base metal credits are used for calculating silver-Equivalencies.

Silver-Gold-Lead-Zinc Resources - Guanacevi
Resources Indicated
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz	Zn %	Pb %
	Guanacevi	85,000	66	0.18	80	179,500	500	217,000	2.2	3.6
Total Indicated		85,000	66	0.18	79	179,500	500	217,000	2.2	3.6

Resources Inferred
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz	Zn %	Pb %
	Guanacevi	260,000	72	0.15	83	604,300	1,300	701,800	2.1	3.4
Total Inferred		260,000	72	0.16	84	604,300	1,300	701,800	2.1	3.4

*Cut-off grade for Indicated & Inferred Resources for Guanacevi is 50 g/t Ag plus 3.5% combined Pb-Zn.
**Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD$12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies.

Silver-Gold-Lead-Zinc Resources - Cometa
Resources Indicated
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz	Zn %	Pb %
	Cometa	934,000	49	1.46	159	1,471,400	43,800	4,756,400	3.2	3.2
Total Indicated		934,000	49	1.46	158	1,471,400	43,800	4,756,400	3.2	3.2

Resources Inferred
Description		Tonnes	Ag gpt	Au gpt	Ag-Eq gpt	Ag oz	Au oz	Ag-Eq oz	Zn %	Pb %
	Cometa	528,000	61	1.45	170	1,035,500	24,600	2,880,500	3.0	2.7
Total Inferred		528,000	61	1.45	170	1,035,500	24,600	2,880,500	3.0	2.7

*Cut-off grade for Indicated & Inferred Resources for Cometa is USD$40 NSR based on metal prices of USD$12 per ounce of silver, USD$900 per ounce of gold, USD$0.50 per pound of lead, USD$0.50 per pound of zinc; metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.
**Silver-Equivalencies are calculated using a 75:1 ratio based prices USD$12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies.

Endeavour mine and exploration personnel prepared the updated reserves and resources to December 31, 2008 for the Guanacevi and Guanajuato mines. The in-house Qualified Person for reporting the reserves and resources is Barry Devlin, M.Sc., P. Geo.,Vice President of Exploration for Endeavour, who was also responsible for re-estimating the El Cometa resources.

Endeavour retained Micon International Ltd. to audit the updated reserves and resources as of December 31, 2008 for the Guanacevi and Guanajuato mines. The Qualified Persons for Micon are William Lewis, B.Sc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Dibya Kanti Mukhopadhyay, MAusIMM and Jim Leader, P.Eng.. Their reports will be filed on SEDAR at the end of March when they have been completed.

The reserve and resource statements for the Guanacevi, Guanajuato and Parral projects were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-Alternext, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding future silver and gold production, mineral reserve and mineral resource estimates, and planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.